COMMITTED CAPITAL ACQUISITION CORPORATION 411 W. 14th Street, 2nd Floor New York, New York 10014

January 31, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown, Attorney Advisor

Re:	Committed Capital Acquisition Corporation
Registration Statement on Form S-1 Filed November 15, 2013
File No. 333-192365

Dear Mr. Brown:

Committed Capital Acquisition Corporation, a Delaware corporation (the “Company”), is transmitting for filing Amendment No. 1 (the “Amendment”) to Form S-1 (the “Form S-1”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 3, 2013, regarding the Registration Statement on Form S-1 (File No. 333-192365), filed by the Company on November 15, 2013.

For convenience of reference, each of the Staff’s comments contained in your December 3, 2013 letter is reprinted below and is followed by the response of the Company.

General

1.	Comment: We note that there are outstanding comments on your Form 8-K filed on October 16, 2013. Please note that that all such comments must be resolved before we act on a request for acceleration of effectiveness of your Form S-1.

Response: In response to the Staff’s comments contained in your letter dated January 6, 2014 regarding the Company’s Current Report on Form 8-K (File No. 000-52651) (the “Form 8-K”), filed by the Company on October 16, 2013, as amended by Amendment No. 1 to Form 8-K, filed by the Company on November 6, 2013, further amended by Amendment No. 2 to Form 8-K, filed by the Company on November 14, 2013, further amended by Amendment No. 3 to Form 8-K, filed by the Company on November 27, 2013, further amended by Amendment No. 4 to Form 8-K, filed by the Company on December 19, 2013, and further amended by Amendment No. 5 to Form 8-K, filed by the Company on January 17, 2014, the Company acknowledges that it has resolved all outstanding comments with respect to the Form 8-K.

2.	Comment: Once you have resolved all of the outstanding comments on your Form 8-K please file a revised Form S-1 making all applicable changes in response to our comments on the Form 8-K.

Response: In response to the Staff’s comment, the Company has filed the Amendment on January 31, 2014, which makes all applicable changes to the Form S-1 in response to the Staff’s comments to the Form 8-K.

Signatures, page II-5

3.	Comment: Please revise the first signature block to follow the language set out in Form S-1.

Response: In response to the Staff’s comment, we have revised the disclosure on page II-5 of the Form S-1 to follow the language as set out in Form S-1.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6732 or me at (646) 666-4501.

Very truly yours,

/s/ Sam Goldfinger
Sam Goldfinger

cc:       via E-mail

            Jeffrey Schultz, Esq.

            Sahir Surmeli, Esq.